[redacted]

08000566

Dr. Christian zur Nedden
General Counsel
☎ +49 (0)511 938-1939
Fax +49 (0)511 938-1229

Securities and Exchange Commission
Mr. Paul M. Dudek, Esq.
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE

Washington, D.C. 20549 U.S.A.

SUPPL

PROCESSED
FEB 08 2008
THOMSON FINANCIAL

January 14, 2008

Re: Continental AG
SEC File No. 82-1357
Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the letter provided by Continental AG a company incorporated under the laws of Germany (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.conti-online.com. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's [ordinary shares].

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned (contact details see above).

Very truly yours,

Dr. Christian zur Nedden

cc: Jane Taylor, Fax: 0044 207 547 6073

END

Continental
Aktiengesellschaft
Vahrenwalder Str. 9
30165 HANOVER
P.O. Box 1 69
30001 HANOVER
GERMANY

Phone +49 511 938-01
Fax +49 511 938-81770
www.conti-online.com